July 14, 2005

George F. Ohsiek, Jr.

Branch Chief

Securities and Exchange Commission

100 F Street, N.E. MS 3561

Washington, D.C. 20002

RE: Royster-Clark, Inc.

Form 10-K for Fiscal year Ended December 31, 2004

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Filed March 30, 2005 and May 13, 2005

File No. 333-81235

Dear Mr. Ohsiek:

This letter responds to your comment letter dated June 23, 2005 to Francis P. Jenkins, Jr., the Chairman of the Board and Chief Executive Officer of Royster-Clark, Inc. (the “Letter”). All responses presented herein are keyed to the headings and numbering of your Letter with the related text of the comment inserted as well for your convenience.

We understand your stated purpose of the review process and welcome assistance in order to provide the required and appropriate disclosure to enhance the overall disclosure in our filings for the investing public. We also appreciate receiving your comments in the effort to improve the financial statement disclosures in our filings and welcome the opportunity to respond to your comments and questions.

We acknowledge that:

1.	the Company and its management is in possession of all facts related to our Company’s disclosures and are responsible for the adequacy and accuracy of the disclosures in the Company’s filings;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to our filings;

3.	the Company and its management may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

4.	the Division of Enforcement has access to all information we provide to your office and the staff of the Division of Corporation Finance in this review of our filings or in response to your comments on our filings.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures, page 31

Comment:

1.	In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify “any changes,” not just “significant” changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See item 308(c) of Regulation S-K.

Response: This will confirm that we will revise our disclosure in future filings to reflect “any changes” compared to the previous disclosure of “significant” changes to internal controls that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Consolidated Statements of Cash Flows, page F-6

Comment:

2.	Please refer to paragraphs 23(a) and (b) of SFAS 95 and tell us why you classify the payments on your vendor financing note as a financing activity, as opposed to an operating activity.

Response: The payment in question relates to the payment on a note payable with a financing company related to one of our vendors that was entered into in 2002. As we disclosed in our supplemental disclosure of non-cash investing and financing activities, the financing entailed the exchange of trade accounts payable for the note payable in 2002 for $22.2 million when we entered into the short-term financing arrangement with the finance company. Upon entering into the financing arrangement, the payable was classified as a note payable on our consolidated balance sheet. During 2003, we repaid the note payable and reflected the cash payment as a financing activity to fall within the provisions of paragraph 20b of SFAS 95. Paragraph 21 states that operating activities include all transactions and other events that are not defined as investing or financing activity. We formed our presentation based on the fact pattern that we paid cash for the extinguishment of an amount borrowed.

Notes to Consolidated Financial Statements, page F-8

General

Comment:

3.	It appears, based on your discussion under Item 1. Business, that your retail and wholesale operations may represent separate operating segments, as discussed in paragraph 10 of SFAS 131. If this is not the case, please tell us in detail how you determined these operations represent only one operating segment. If these operations represent separate SFAS 131 operating segments, please tell us why you believe that aggregation of your operating segments is consistent with the provisions of paragraph 17 of SFAS 131. In particular, tell us how the wholesale and retail operations are similar in terms of their economic characteristics. Please provide along with your response the revenues and gross margins for your wholesale and retail operations for the last 5 years and demonstrate how that information supports the similarity of the economic characteristics of the operations. We are also unclear as to how the class of customer and method used to distribute your products to customers is similar for the wholesale and retail operations, since retail sales are distributed directly to end-use customers whereas wholesale sales are distributed to resellers of your products. Please address this concern in your response as well. If after reassessing the criteria in SFAS 131, you now believe that each of these operations represents a separate reportable segment, please revise your financial statements accordingly.

Response: At various times since the current Royster-Clark management team (“Management”) has been in place since 1999, the issue of segments has been raised. Each time upon examination of how Management operates the Company, the conclusion that has been reached that Royster-Clark maintains a single segment. Management has viewed itself as a distributor of a variety of agricultural crop production products to wholesale and retail customers.

One of the principal criteria in determining the existence of an operating segment as a component of an enterprise is whether operating results of that component are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the component and separately to assess its performance (cf., paragraph 10b.of SFAS131). The chief operating decision maker at the Company reviews operating results of the distribution business as a whole on a regular basis to assess its performance and make decisions about resources to be allocated on that basis.

In addition, the Company is structured and managed on the basis of managing directors having cross-functional operational and reporting responsibilities. Within the operational hierarchy of some of those managing directors where revenues are earned, regional managers supervise both retail and wholesale operations. The chief decision maker or Management manages and supervises the managing directors and does not review retail and wholesale operations separately, merely the results of managing director and regional operations. Below the hierarchal regional level, teams exist that are predominantly retail or wholesale, but may be mixed. So even at lower managerial levels, our Company does not regularly review performance and financial information on a purely retail versus wholesale basis, but on a team construct. Overhead cost centers, which incur expenses with only minimal revenues, support and supply both retail and wholesale operations.

We believe that the production, marketing and sales of agricultural crop production products, which are marketed both by our retail and wholesale operations, as well as our delineation of operational responsibilities and reporting functions by managing directors, are equally affected by conditions such as weather, seasonality, competition, and new and existing regulations within the United States regardless of the channels of distribution. In short, segregating the Company’s financial reporting based upon the channels of distribution of the Company’s products would, in the Company’s view, present a misleading picture of how the Company actually manages its operations. In light of this conclusion, with only a single operating segment, the issue of aggregation related to paragraph 17 of SFAS 131 is not at issue. As a result we respectively request that we not be required to provide the information requested for revenues and gross margins as such information is not readily available and would require unreasonable effort and expense to extract the information on this non-routine basis, particularly with respect to gross profits in order to derive gross margins.

We wish to point out that this subject was previously extensively discussed and resolved to the satisfaction of the Staff in comments issued in connection with the Company’s Form S-4 filing in 1999 (Reg. No. 333-81235) in connection with its public offering of its First Mortgage Notes pursuant to which the Company became a voluntary filer. Since then the Company has not changed the manner in which it conducts its operations and it has consistently abided in all its periodic reports with the disclosure requirements worked out with the Staff in its initial filing. To change its disclosure at this point would imply a change in the way in which the Company manages its business, which is at odds with the facts.

Comment:

4.	In future filings, please provide Schedule II-Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts or tell us why you believe no such disclosure is required. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Response: Schedule II, Valuation and Qualifying Accounts for the activity in allowance for doubtful accounts is listed as Exhibit 99.01 under Item 15 of our filing. This will confirm that if that disclosure is not sufficient, we will conform to whatever reasonable recommendations are provided by your office.

Comment:

5.	In future filings, please disclose the line item on your statements of operations where costs incurred for shipping and handling are included. If shipping and handling costs are not included in cost of sales, disclose the amount of these costs for each period presented. Refer to paragraph 6 of EITF 00-10. Also confirm to us that fees billed to customers for shipping and handling are included in net sales, as required by paragraph 5 of EITF 00-10.

Response: This will confirm that in future filings we will disclose the statements of operations treatment of costs incurred for shipping and handling in our summary of significant accounting policies in the notes to consolidated financial statements. Shipping and handling costs associated with inbound freight are capitalized to inventories and relieved through cost of sales as inventories are sold. Shipping and handling costs associated with outbound freight are also included as part of cost of goods sold. To confirm, we include shipping and handling fees billed to customers in net sales as required by EITF 00-10.

(2) Summary of Significant Accounting Policies, page F-8

(e) Other Receivables, page F-9

Comment:

6.	In future filings, please disclose the specific nature and timing of allowances and credits received from vendors and other entities. Also disclose the statement of operations line item in which each of these types of consideration is included. For any amounts netted against expense line items other than cost of sales, also disclose the amounts netted against each expense line item for each period presented. See EITF 02-16.

Response: This will confirm that we will make the suggested disclosures in future filings. Disclosures related to vendor rebates will be expanded in future filings to indicate that the vendor rebate accrued is recorded as a reduction of cost of sales since rebates are earned at the time of the sale of the related products. Other allowances and credits received from vendors and other entities are immaterial.

Exhibits 31.01 and 31.02

Comment:

7.	Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b) (31) of Regulation S-K.

Response: This will confirm that there was no intent to limit the capacity, in which these individuals provided the certification, merely to specifically identify the certifying individual as required by item 601(b)(31). We will eliminate the references to the CEO’s and CFO’s titles in the introductory paragraph of the certifications in future filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 15

Comment:

8.	Please disclose in future filings the most significant financial covenants under your amended credit facility. For example, based on our review of your amended credit arrangement, it appears you are subject to a quarterly minimum “EBITDA” amount and an annual “Tangible Net Worth” amount. We believe these types of terms in your facility should be discussed. Please also disclose whether you were in compliance with all of your covenants at March 31, 2005 and actual or reasonably likely effects of non-compliance with the covenants on your financial condition and liquidity, including whether violation of the covenants gives the lender the right to call the debt. Show us how the revised disclosure will read.

Response: We were in compliance with all our covenants at March 31, 2005. In response to your request to present to you revised disclosure, we would propose the following to be inserted in future filings as a continuation of first paragraph under the “Liquidity and Capital Resources” caption: “The significant financial covenants include covenants for minimum EBITDA, minimum Tangible Net Worth, interest coverage ratio and fixed charges coverage ratio. Certain of these covenants are measured on a trailing four quarters as of the Company’s fiscal quarter and specified minimum Tangible Net Worth is measured as of the end of the Company’s fiscal year. EBITDA is defined as net income (loss) before interest, income taxes, depreciation expense, amortization expense, and certain cash and non cash non-operating gains (losses). Tangible Net Worth is defined as total stockholder’s equity derived from the consolidated balance sheets excluding portions derived from deferred tax assets, net of deferred tax liabilities, and goodwill and non-cash impairment charges. The coverage covenants use ratios related to earnings coverage of cash interest paid and fixed charges, which includes capital expenditures and cash paid for income taxes and interest. As of [current fiscal quarter end date] the Company was in compliance with all covenants under such facility. In the past, in circumstances where the Company has not been in compliance with one or more of the financial covenants, the Company has been able to receive either amendments to the financial ratios involved or waivers for the violations, which were within the provisions of the credit facility, after the Company provided satisfactory explanations to the consortium of lenders as to the circumstance that led to the violation. The Company maintains good relations with the consortium of lenders and to date requests for modifications have been approved by the consortium. If a request for waiver or amendment for non-compliance with the covenants is not approved, the consortium of lenders has the right to call the debt and collateralized letters of credit outstanding under the senior secured credit facility.”

We believe the above disclosure addresses the Staff’s comments and concerns. However, in regards to the last sentence of the paragraph above, we perceive that the statement is a forward looking comment however we would not anticipate being out of compliance with the credit facility’s covenants.

If you have any further questions or require anything further in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Francis P. Jenkins, Jr.

Francis P. Jenkins, Jr.